Exhibit 15



                          MILLBROOK CAPITAL MANAGEMENT
                          SUBMITS DIRECTOR NOMINATIONS
                             TO THE EASTERN COMPANY


         Millbrook, NY -- February 6, 1997 -- Millbrook Capital Management Inc. ("MCM") announced today that its affiliate, MMI Investments L.L.C. has formally submitted to The Eastern Company (AMEX:EML) a slate of three nominees for election to the Board of Directors of Eastern at its 1997 Annual Meeting of Shareholders. Eastern has established February 28th as the record date for the meeting which is expected to be held in April. MCM has retained D.F. King & Co., Inc. to assist it with its efforts. MCM expects to file proxy material with respect to the elections of the nominees with the Securities and Exchange Commission in due course.

         MCM, the beneficial owner of approximately 6.61% of Eastern's Common Stock, intends to replace Eastern's incumbent nominees with three new directors committed to enhancing value for all Eastern shareholders. The MCM slate consists of MCM's Chairman, John S. Dyson, its President, Clay B. Lifflander, and George M. Scherer, President of B.W. Elliott Manufacturing Company.

         MCM, based in Millbrook, NY, is an investment firm owned by John S. Dyson. MCM specializes in the acquisition and management of middle market companies. Until recently, Mr. Dyson served as Deputy Mayor for Finance and Economic Development of New York City. Ernst Ohnell, a participant in MCM's solicitation with respect to the MCM slate, is the founder and CEO of Ohnell Capital Corporation, which is in the merchant banking business.

For more information contact:

Investor Contact:                                    Media Contact:
John Nesbett                                         Andy Lavin
Lippert/Heilshorn & Associates                       A. Lavin Communications
212-838-3777                                         212-354-2266

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